United States
Securities and Exchange Commission
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. __)*

SILICON GRAPHICS INTERNATIONAL CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

82706L108
(CUSIP Number)

APRIL 30, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[  ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

PA/52151761.1

CUSIP No. 82706L108	13G	Page 2 of 4 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Berg & Berg Enterprises, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization California
Number of Shares	5	Sole Voting Power – 1,615,400 shares
Beneficially Owned	6	Shared Voting Power – 0 shares
by Each Reporting	7	Sole Dispositive Power – 1,615,400 shares
Person with:	8	Shared Dispositive Power – 0 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,615,400 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 5.31%
12	Type of Reporting Person (See Instructions) PN

CUSIP No. 82706L108	13G	Page 3 of 4 Pages

Item 1.
a.	Name of Issuer: The name of the issuer is Silicon Graphics International Corp. (the “Company”).
b.
Address of Issuer’s Principal Executive Offices:  The principal executive offices of the Company are located at 46600 Landing Parkway, Fremont, California 94538Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

Item 2.
a.	Name of Person Filing: The name of the filing person is Berg & Berg Enterprises, LLC (“BBE”).
b.	Address of Principal Business Office or, if none, Residence: The business address for BBE is 10050 Bandley Drive, Cupertino, CA 94014.
c.	Citizenship: BBE is organized under the laws of the state of California.
d.	Title of Class of Securities: The title of the class of securities is Common Stock
e.	CUSIP Number: The CUSIP number of the Common Stock is 82706L108.

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: Not Applicable (this Schedule is being filed pursuant to Rule 13d-1(c))

Item 4. Ownership.

The reporting person has been advised by the Company that, as of January 29, 2010, there were 30,397,041 shares of Common Stock issued and outstanding.

a.	Amount beneficially owned: 1,615,400 shares
b.	Percent of class: 5.31%
c.	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 1,615,400 shares
(ii) Shared power to vote or to direct the vote: 0 shares
(iii) Sole power to dispose or to direct the disposition of: 1,615,400 shares
(iv) Shared power to dispose or to direct the disposition of: 0 shares

Item 5.  Ownership of Five Percent or Less of a Class: Not Applicable

CUSIP No. 82706L108	13G	Page 4 of 4 Pages

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:  See response to Item 4 above

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable

Item 8. Identification and Classification of Members of the Group: Not Applicable

Item 9. Notice of Dissolution of Group: Not Applicable

Item 10.  Certification.  BBE has acquired the shares of Common Stock of the Company for investment purposes.  Depending on market conditions and other factors, BBE may acquire additional shares of Common Stock of the Company as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise.  BBE also reserves the right to dispose of some of all of its shares of Common Stock of the Company in the open market, in privately negotiated transactions to third parties or otherwise.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 4, 2010

Berg & Berg Enterprises, LLC

                                                                                                /s/ Carl E. Berg
                                                                                               ___________________________
Carl E. Berg, Manager